Form 51-102F1

Annual Management Discussion and Analysis

For

Pacific North West Capital Corp.

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is Management’s assessment of the results and financial condition of Pacific North West Capital Corp. (the “Company” or “PFN”) for the nine month period ended January 31, 2007 and should be read in conjunction with the financial statements for the nine month period ended January 31, 2007 and related notes. The date of this Management’s discussion and analysis is March 15, 2007.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Pacific North West Capital Corp

Pacific North West Capital Corp. is an exploration stage Company engaged in the acquisition, exploration and development of mineral properties of merit in Canada, and the United States with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Project Overview

River Valley, Ontario

In May, 2006 our Joint Venture partner Anglo Platinum approved a $1.1 million field exploration budget to further evaluate the platinum group metal (PGM) potential within the River Valley Intrusive (RVI).  The summer field programs of detailed sampling (channel), mapping, geophysics and geochemical surveys were completed.  This work resulted in the development of new PGM mineralized zones which will require further definition.  Programs to further investigate these new zones have been proposed to Anglo for 2007.

 Union Bay, Alaska

The project is idle at this time while a new Joint Venture partner is being looked for.   The Company feels that there are drill targets that justify additional programs on the property.

Goodnews Bay, Alaska

The Goodnews Bay Project is a newly acquired property from the Alaskan Native’s Calista Corporation on the south west coast of Alaska.  The summer program of data compilation and field basal geochemical soil sampling was carried out in the Suzie Mountain area.  The geochemical program’s platinum results have been encouraging, resulting in the Company committing to the 2007 work expenditure detailed in the agreement.  On February 28, 2007, the Company entered into an option agreement with Stillwater Mining company (“Stillwater”) pertaining to ongoing exploration on the property and to fund reconnaissance exploration on other Alaskan exploration projects. Under the terms of the  Agreement, Stillwater will spend $4 million to earn 50% of the property by December 31, 2010.  Stillwater may elect to increase its interest to 60% by incurring an additional $8 million in exploration expenditures within an additional two year period or upon completion of a feasibility study, whichever occurs first.  Stillwater may increase its interest to 65% by arranging for 100% of the project financing required to place the property into commercial production within an additional three years.

The Company will be the project manager during the option period, as defined in the Option Agreement and will receive a management fee.

West Timmins, Ontario

The West Timmins Project is located adjacent to Xstrata’s  profitable Montcalm Mine west of Timmins.  A joint deep EM survey conducted over the mine property and to the south over the adjacent JV ground has developed new deep targets.  A drill program has been initiated to test magnetic targets similar to the mine signature, immediately south of the Montcalm Mine property.

New Zealand Projects

During the period, the Company allowed one permit to lapse and transferred title on the remaining permit to Mainland Resources Ltd. (a private company registered in New Zealand) while retaining a 2% NSR.  The Company has written off its exploration expenditures in relation to these projects.

Quebec/Soquem Projects

The Company entered into a 50/50 joint venture Cooperation Agreement with Soquem Inc. ("Soquem") in order to evaluate platinum properties in Quebec, within a designated Area of Mutual Interest ("AMI").  The initial results have indicated at least one new area of Platinum – Paladium mineralization.  The area has been flown with an EM-mag system which has resulted in the identification of magnetic and conductive  features that have been recently staked.  The mineralized area as well as the newly defined targets will be evaluated this summer (2007).  The regional (AMI) evaluation will also continue.  All funding will be shared on a 50:50 basis.

Stillwater Mining private placement

During the quarter, the Company completed a non-brokered private placement of 4,444,444 common shares at a price of $0.45 per common share for gross proceeds of $2,000,000 with Stillwater Mining Company.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Pacific North West Capital Corp. for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Years Ended April 30,(audited)
	2006	2005	2004
Total Revenues	$264,895	$468,730	$380,952
General and administrative expenses	1,413,531	1,893,818	1,473,225
Mineral property cash costs incurred	2,317,567	3,121,092	1,899,117
Mineral property cash costs recovered	(1,233,212)	(2,180,484)	(1,585,714)
Income (loss) before other items ➢ In total ➢ Basic and diluted loss per share	(1,413,531) (0.04)	(1,893,818) (0.06)	(1,473,225) (0.06)
Net income (loss) from continuing operations ➢ In total ➢ Basic and diluted loss per share	(1,344,822) (0.04)	(1,894,297) (0.06)	(1,276,008) (0.05)
Totals Assets	5,681,742	6,070,616	7,202,319
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the Quarters Ended (unaudited)
	Jan. 31	Oct. 31	July 30	April 30	Jan. 31	Oct. 31	July 31	April 30
	2007	2006	2006	2006	2006	2005	2005	2005
Total revenues	$34,548	$28,880	$34,936	$69,122	$64,088	$82,239	$49,446	$211,651
Net loss	276,219	314,114	372,117	448,228	370,747	210,839	315,008	805,495
Net loss per share	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.03
Total assets	7,742,476	5,026,511	5,309,172	5,681,742	6,339,675	6,509,615	6,688,929	6,070,616

Results of operations

The nine month period ended January 31, 2007 resulted in a net loss of $962,450 which compares with a loss of $896,594 for the same period in 2006. General and administrative expenses for the nine month period ended January 31, 2007 were $976,543 a decrease of $85,024 over the same period in 2006. The aggregate stock-based compensation of $77,175 was recorded as compared to $180,113 in the previous year.  Mineral property costs of $84,272 were written off as one New Zealand project was abandoned and the other was transferred to a private New Zealand company.  All other general and administrative costs were relatively the same compared to the previous year. Project management fees of $47,831 were earned during the nine month period as compared to $104,494 in the previous year.  This decrease in management fees was the result of the termination of the Union Bay Joint Venture and reduced expenditures on the River Valley Joint Venture.  Interest income was $50,534, a decrease of $31,895 over the same period in 2006 as the Company had less funds on deposit.

During the nine month period ended January 31, 2007, the Company incurred mineral property cash costs of $738,701.  An exploration program on the mineral property option agreement with Xstrata (formerly Falconbridge) in the Timmins area of Ontario cost $130,342 for cumulative exploration expenditures of $1,695,207. A Quebec exploration program of $125,593 was incurred under the agreement with Soquem. In Alaska, property and exploration expenses of $120,619 were incurred on the Tonsina project and $206,740 on the Goodnews Bay project.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $218,773 for the period ended January 31, 2007, an increase of $97,862 over the same period in 2006.

Liquidity and capital resources

At January 31, 2007, the Company’s working capital, defined as current assets less current liabilities, was $4,043,142 compared with working capital of $3,333,963 at April 30, 2006.

During the nine month period, the Company issued 6,667,704 shares for cash for net proceeds of $2,939,419.

The Company has a portfolio of investments with a book value of $115,772 and a market value of $482,086 as at January 31, 2007. The main investments consist of 485,688 shares of Freegold Ventures Limited and 196,600 shares of CanAlaska Uranium Ltd. which both have certain directors in common. These amounts are included in the above working capital. The Company has total issued and outstanding of 41,996,202 shares at January 31, 2007.

Contractual commitments

By agreement effective 1 December 2005, the Company entered into a five-year management agreement with a Company controlled by a director and chairman.  Compensation is $7,350 per month for the first year, with a 5% increase on each anniversary date plus benefits.  The chairman and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is automatically renewable for two-year periods.  The Company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two years compensation.

The Company is committed under an operating lease for its office premises with the following minimum basic lease payments to the expiration of the lease on November 30, 2011.  The Company is also responsible for its proportionate share of property taxes and operating costs.

No mineral option payments have been included as they are being funded by various joint venture partners or may be terminated with appropriate notice. Further information on mineral option payments are disclosed in Note 4 of the January 31, 2007 financial statements.

Year ended April 30,	2007	2008	2009	2010	2011	Thereafter

Management agreement	$22,510	94,546	99,273	104,233	$62,538	-
Office lease	$8,190	32,760	32,760	32,760	$32,760	19,110

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all of the Company’s significant accounting policies is included in Note 1 to the financial statements for the nine month period ended January 31, 2007.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, and share compensation.

Changes in Accounting Policies

There are no changes in significant accounting policies.

The Company’s auditors for the year ended April 30, 2006, Staley, Okada & Partners, have combined their practice with PricewaterhouseCoopers LLP. The directors subsequently appointed PricewaterhouseCoopers LLP as the Company’s auditors for the year ending April 30, 2007.

Financial Instruments and Other Instruments

Pacific North West Capital Corp.’s financial instruments consist of cash, accounts receivable, investments, amount due from River Valley Joint Venture, restricted cash – flow-through, accounts payable and cash call payable. Unless otherwise noted, it is management’s opinion that Pacific North West Capital Corp. is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value unless otherwise noted.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at January 31, 2007, there were 41,996,202 outstanding common shares compared to 35,112,452 outstanding shares at April 30, 2006.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company stock option plan.  The terms and outstanding balance are disclosed in the table below.

A summary of the Company’s options at 31 January 2007 and the changes for the period are as follows:

Number outstanding 30 April 2006	Granted	Exercised	Expired/ Cancelled	Number outstanding 31 January 2007	Exercise price per share	Expiry date

200,000	-	-	(200,000)	-	$0.60	21 December 2006
90,000	-	-	-	90,000	$1.00	10 February 2007
150,000	-	-	-	150,000	$0.60	1 July 2007
795,000	-	-	(55,000)	740,000	$0.60	31 December 2007
585,000	-		(40,000)	545,000	$0.76	10 September 2008
1,835,000	-	-	(260,000)	1,575,000	$0.60 - $0.70	5 November 2007 5 November 2009
419,500	-	-	-	419,500	$0.83	28 February 2010
380,000	-	-	-	380,000	$0.60	3 May 2010
100,000	-	-	-	100,000	$0.40	13 July 2010
350,000	-	-	(40,000)	310,000	$0.40	3 February 2011
440,000	-	-	(100,000)	340,000	$0.40	19 April 2011
-	50.000	-	-	50,000	$0.50	8 May 2011
-	20.000	-	-	20,000	$0.50	19 May 2011
-	50.000	-	(50,000)	-	$0.50	20 May 2011
-	75.000	-	-	75,000	$0.45	12 October 2011
5,344,500	195,000	-	(745,000)	4,794,500

During the year ended April 30, 2006, 2,697,990 performance shares were reserved for issue. At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract to the Company.  To date, 400,000 performance shares have been issued at $0.01 per share.

Related party transactions

During the nine month period ended January 31, 2007, the below related parties were paid the following: A total of $70,898 was paid to a Company controlled by Harry Barr, a Director and President of the Company for management services; pursuant to an office lease agreement dated July 1, 2005, a total of $31,353 was paid to a Company controlled by Harry Barr for office rent until Nov. 30, 2006.  The office leases are now held by a non-related party; a total of $21,993 was paid to a Company controlled by Taryn Downing, the

Corporate Secretary of the Company for consulting services; a total of $25,331 was paid to a Company controlled by Gord Steblin, the Chief Financial Officer of the Company for accounting services;  a total of $36,000 was paid to a Company controlled by Peter Dasler, the Vice-President of Business Development of the Company for engineering and consulting fees;  a total of $31,500 was paid to a Company controlled by John Londry, the Vice-President of Exploration of the Company for engineering and consulting services; and $27,042 in wages to Jag Sandhu, the Vice-President, Corporate Finance.  Effective February 1, 2005, the outside directors are entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the nine month period, $13,500 was accrued to directors.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company’s properties.

Outlook

Pacific North West Capital Corp. currently has one joint venture agreement with Kaymin, a wholly owned subsidiary of Anglo American Platinum Corporation Ltd., which is earning an interest in the Company’s River Valley Ontario project by carrying all costs and making significant exploration expenditures.  The Company ended January 31, 2007 with a strong cash position that will enable it to continue its own exploration effects in the United States and Canada seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them. During the quarter, the Company completed a non-brokered private placement of 4,444,444 common shares at a price of $0.45 per common share for gross proceeds of $2,000,000 with Stillwater. On December 12, the company completed a non-brokered private placement of up to 2,127,660 shares at $0.47 per share, $888,000 consisting of flow-through shares, and Stillwater maintained its percentage ownership of the Company by investing $112,000. The proceeds from this private placement will be used for winter drilling on the Company’s Option/Joint Venture with Xstrata plc (formerly Falconbridge) in Timmins, Ontario and general working capital. The Company has confirmed its relationship with Stillwater with the signing of an option agreement on the Goodnews Bay project in Alaska and reconnaissance exploration agreements on the company’s other Alaskan projects.

Approval

The Board of Directors of Pacific North West Capital Corp. has approved the disclosure contained in this interim MD&A.  A copy of this interim MD&A will be provided to anyone who requests it.